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NR10-19	May 28, 2010

International Tower Hill Reports New Flotation and Column Leach Results for the Livengood Project, Alaska

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce the results for its first large cell flotation tests results and Column leach test results.  This initial follow-up test work produced encouraging flotation concentrates, with an average of 89% of the gold reporting to the concentrate (Table 1).  In addition, the initial group of column leach test results at ½ inch crush size were received and showed results similar to the earlier bottle role data, thus confirming the leachability of the oxide ores.

Carl Brechtel, ITH’s COO stated, “This information continues to advance our understanding of the gold recovery characteristics at Livengood and strongly supports the deposit’s milling potential.  We are now focusing on optimizing key components of the gold recovery system and the proposed production plan to continue to improve the overall economic performance of the project.  With our recent development team additions and continued encouraging technical results, ITH is rapidly advancing Livengood towards it next step along the production path.”

Table 1: Preliminary Metallurgical Results for Major Ore Types at the
Money Knob Deposit, Livengood Project

(Averages by main ore type for multiple tests in each ore type)

Ore Type	% Projected Heap Resource	Total Column Test CN Gold Recovery %	%Projected Mill Resource	Total Gravity + CIL CN Gold Recovery %	Flotation- Gravity % Gold in Concentrate	Total Gravity + Flotation Gold CN Recovery %
Cambrian	14%	62%	1%	91%	96%	93%
Volcanics	20%	34%	36%	66%*	88%	66%
Upper Seds	62%	63%	21%	83%	88%	81%
KINT	4%	-	4%	73%	-	-
Lower Seds	0%	-	19%	-	86%	75%
Lower Sand	0%	-	19%	83%	94%	79%
Weighted Average	100%	57%	100%	75%	89%	74%

* - sparse data for Gravity + CIL CN Gold Recovery, therefore Gravity + Flotation Gold CN Recovery used

Milling Results

Milling studies to date have shown encouraging recovery enhancements over standard heap leaching (as evidenced by the Gravity-CIL whole ore results shown in Table 1) and have potential to improve the overall Livengood economic model (currently the focus of the Company's ongoing PEA study).  As a result of the new flotation results, the Company is looking at further optimization of the milling scenario in order to produce a gold concentrate and thereby limit the amount of material exposed to cyanide extraction.  The Company is continuing to focus on optimizing the milling circuit, as well as improving the overall mining plan, ahead of entering its full scale pre-feasibility study.

Flotation Results

The new flotation results have demonstrated that all ore types in the Money Knob deposit (Livengood Project) respond well to a combined flotation-gravity concentration method, with an average of 89% (ranging from 72% to 99%) of the total gold reporting to the concentrate.  Further economic optimization work on flotation is ongoing in connection with duplicate samples (for result confirmation), grind size (to minimize grinding energy while maintaining high recovery), improving the concentration ratio (to generate the smallest amount of concentrate while maintaining high recovery) and system design improvements (to maximize recovery efficiency).

Initial, simple, Carbon-in-Leach Cyanide leach, gold extraction from the concentrate was tested, and produced encouraging results overall with resulting overall recoveries ranging from 57% to 93%.  The few samples showing lower recoveries will be the focus of follow up work, which will look at improving these extractions through fine re-grinding, use of reagents, and further gold characterization.

Column Leach Results

The initial column leach results for a series of 18 column tests were received, and are comparable to earlier bottle tests used in the initial PEA for the oxide only part of the deposit.  These results are from ½ inch material and range in recovery from 24% to 88%, and confirm earlier estimations based on bottle roll test work.  The Company will continue to run further column tests as well as bottle roll tests to better characterize this expanding deposit.

Livengood Project Highlights

  Drilling at the project continues to expand the deposit, with the current estimated resource only representing a snapshot in time.  The latest resource estimate (as at February 28, 2010) of 369 Mt at an average grade of 0.78 g/t gold (9.3Moz) (Indicated) and 122 Mt at an average grade of 0.77 g/t gold (3.0Moz) (Inferred), both at a 0.5 g/t gold cut-off grade, makes it one of the largest new gold discoveries in North America.
  The Core and Sunshine Zones together account for most of the higher grade mineralization (Indicated Resources of 184 Mt at an average grade of 0.98 g/t gold and Inferred Resources of 56 Mt at an average grade of 0.99g/t gold, based on a cut-off grade of 0.70 g/t gold) and will form the basis for starter pit design work.
  Ongoing metallurgical studies are focussing on the potential use of milling, with a flotation-gravity circuit, which has returned initial recoveries of 89% of the gold to the concentrate with an 80% volume reduction and offers significant potential for operational and capital cost savings.  Test data for conventional whole ore milling with a gravity-CIL system suggest initial recoveries of 75%.  Optimization work is ongoing for these processing alternatives, as they have potential to make significant positive impacts on the project economics.
  The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio which should be amenable to low cost open pit mining that could support a high production rate and economies of scale.
  No major permitting hurdles have been identified to date.

The Company wishes to emphasize that the Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved, all-weather Elliott Highway, the Trans-Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 55 kilometres to the south.

ITH controls 100% of its approximately 125 square kilometre Livengood land package, which is made up of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases and 115 Alaska state mining claims.  The Company and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The Winter 2010 drilling continued to expand the Money Knob deposit.  Money Knob is emerging as one of the world’s largest new gold deposits and is located in one of the most stable and mining friendly jurisdictions in the world.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones, the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors, all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which approximately half has been explored by drilling to date.  Surface exploration is ongoing as new targets are being developed to the northeast and west of the known deposit.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein.  Mr. Pontius is not independent of ITH, as he is the President and CEO and holds common shares and incentive stock options.

Development work at the Livengood Project is directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744), who is a qualified person as defined by National Instrument 43-101.  He is a member of SME, AusIMM and SAIMM.  Mr. Brechtel is not independent of ITH, as he is the COO and holds incentive stock options.

The work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048), of the Company, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum from early stage to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
International Tower Hill Mines Ltd.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332/Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the completion of a preliminary economic analysis of the Livengood project incorporating a milling scenario, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.